UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 20, 2025

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading

(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

EXPLANATORY NOTE

On August 15, 2025, D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi (the “Company”) furnished to the Securities and Exchange Commission a Form 6-K (the “Original Form 6-K”) containing certain exhibits relating to the Company’s Annual General Assembly Meeting of Shareholders for, and with respect to, the financial year 2024, to be held on September 15, 2025.

This Amendment No. 1 to the Original Form 6-K amends the Original Form 6-K solely for the purpose of amending and restating Exhibit 99.4 (Board of Directors' Annual Report for 2024) in its entirety, due to an inadvertent clerical error contained in the version included in the Original Form 6-K.

Except as described above, the Original Form 6-K remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

August 20, 2025	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

	By:	/s/ M. SEÇKİN KÖSEOĞLU
	Name:	M. Seçkin Köseoğlu
	Title:	Chief Financial Officer

EXHIBITS

Exhibit No.	Title

99.1*	Press release of D-MARKET Electronic Services & Trading dated August 15, 2025
99.2*	Proxy Card
99.3*	Explanatory notes on the agenda and information about the annual general assembly of the shareholders of D-MARKET to be held on September 15, 2025
99.4	Board of Directors' Annual Report for 2024
99.5*	Independent Auditor’s Report for 2024

*	Previously furnished